Page 1 of 8 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            MSC.SOFTWARE CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                    553531104
                                 (CUSIP Number)

                                  July 19, 2001
             (Date of Event Which Requires Filing of this Statement)

                               Philippe Forestier
                       Dassault Systemes of America Corp.
                               6320 Canoga Avenue
                               Trillium East Tower
                                    Suite 300
                        Woodland Hills, California 91367
                             Telephone: 818-673-2031
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                              Alfred J. Ross, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                            Telephone: (212) 848-4000

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)
--------------------------------------------------------------------------------
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                                                               Page 2 of 8 Pages
CUSIP No. 553531104

(1)      Name of Reporting Person Dassault Systemes of America Corp.
                                  ----------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person

         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
             -------------------------------------------------------------------
|_|      (b)
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Citizenship or Place of Organization  California
                                               ---------------------------------

                           (5)      Sole Voting Power
                                                      --------------------------
         Number of                  --------------------------------------------
         Shares            (6)      Shared Voting Power        1,763,400
         Beneficially                                  -------------------------
         Owned by                   --------------------------------------------
         Each              (7)      Sole Dispositive Power
         Reporting                                        ----------------------
         Person                     --------------------------------------------
         With              (8)      Shared Dispositive Power   1,763,400
                                                            --------------------
         -------           -----------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person  1,763,400
                                                                     -----------
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)
         8.6% (Based on 20,553,445 shares of Common Stock outstanding as of
         July 20, 2001)
         -----------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions)   CO
                                                     ---------------------------


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                                                               Page 3 of 8 Pages
CUSIP No. 553531104

(1)      Name of Reporting Person  Dassault Systemes Corp.
                                  ----------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person

         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
             -------------------------------------------------------------------
|_|      (b)
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Citizenship or Place of Organization  Delaware
                                               ---------------------------------

                           (5)      Sole Voting Power
                                                      --------------------------
         Number of                  --------------------------------------------
         Shares            (6)      Shared Voting Power        1,763,400
         Beneficially                                  -------------------------
         Owned by                   --------------------------------------------
         Each              (7)      Sole Dispositive Power
         Reporting                                        ----------------------
         Person                     --------------------------------------------
         With              (8)      Shared Dispositive Power   1,763,400
                                                            --------------------
         -------           -----------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person  1,763,400
                                                                     -----------
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)
         8.6% (Based on 20,553,445 shares of Common Stock outstanding as of
         July 20, 2001)
         -----------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions)   CO
                                                     ---------------------------

                                                               Page 4 of 8 Pages
CUSIP No. 553531104

(1)      Name of Reporting Person  Dassault Systemes S.A.
                                  ----------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person

         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
             -------------------------------------------------------------------
|_|      (b)
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Citizenship or Place of Organization  France
                                               ---------------------------------

                           (5)      Sole Voting Power
                                                      --------------------------
         Number of                  --------------------------------------------
         Shares            (6)      Shared Voting Power        1,763,400
         Beneficially                                  -------------------------
         Owned by                   --------------------------------------------
         Each              (7)      Sole Dispositive Power
         Reporting                                        ----------------------
         Person                     --------------------------------------------
         With              (8)      Shared Dispositive Power   1,763,400
                                                            --------------------
         -------           -----------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person  1,763,400
                                                                     -----------
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)
         8.6% (Based on 20,553,445 shares of Common Stock outstanding as of
         July 20, 2001)
         -----------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions)   CO
                                                     ---------------------------
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                                                               Page 5 of 8 Pages

Item 1.    Issuer

           (a)  Name of Issuer:

                MSC.Software Corporation

           (b)  Address of Issuer's Principal Executive Offices:

                815 Colorado Blvd.
                Los Angeles, California 90041-1777

Item 2.    Persons Filing

           (a)  Name of Person Filing:

                Dassault Systemes of America Corp., Dassault Systemes Corp., and Dassault Systemes S.A.

           (b)  Address of Principal Office:

                The principal address of Dassault Systemes of America Corp. is 6320 Canoga Avenue, Trillium East Tower, Suite 300, Woodland Hills, California 91367.

                The principal address of Dassault Systemes Corp. is 9 quai Marcel Dassault, BP 310, 92150 Suresnes, Cedex France.

                The principal address of Dassault Systemes S.A. is 9 quai Marcel Dassault, BP 310, 92150 Suresnes, Cedex France.

            (c) Citizenship:

                Dassault Systemes of America Corp. is incorporated in California. Dassault Systemes Corp. is incorporated in Delaware. Dassault Systemes S.A. is organized under the laws of the Republic of France.

            (d) Title of Class of Securities:

                Common Stock, $0.01 par value per share

            (e) CUSIP Number: 553531104

Item 3.     This statement is filed pursuant toss.240.13d-1(c).

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                                                               Page 6 of 8 Pages

Item 4.    Ownership

           (a)  Amount Beneficially Owned: 1,763,400.

           (b) Percent of Class: 8.6% (Based on 20,553,445 shares of Common Stock outstanding as of July 20, 2001).

           (c)  Number of shares as to which the person has:

                (i)    sole power to vote or to direct the vote: 0.
                (ii)   shared power to vote or to direct the vote: 1,763,400.
                (iii)  sole power to dispose or to direct the disposition of: 0.
                (iv) shared power to dispose or to direct the disposition of: 1,763,400.

Item 5.    Ownership of Five Percent or Less of a Class

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           Not applicable.

Item 8.    Identification and Classification of Member of the Group

           Not applicable.

Item 9.    Notice of Dissolution of Group

           Not applicable.

Item 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                               Page 7 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 30, 2001

                                        DASSAULT SYSTEMES OF AMERICA CORP.


                                        By:   /s/ Philippe Forestier
                                             ----------------------------------
                                        Name:  Philippe Forestier
                                        Title: Chief Executive Officer


                                        DASSAULT SYSTEMES CORP.


                                        By:   /s/ Thibault de Tersant
                                             ----------------------------------
                                        Name:  Thibault de Tersant
                                        Title: Secretary


                                        DASSAULT SYSTEMES S.A.


                                        By:   /s/ Thibault de Tersant
                                             ----------------------------------
                                        Name:  Thibault de Tersant
                                        Title: Executive Vice President

                                                               Page 8 of 8 Pages

                             Joint Filing Agreement

         The undersigned hereby agrees that the Statement on Schedule 13G dated July 30, 2001 ("Schedule 13G"), with respect to the common stock, $0.01 par value per share, of MSC.Software Corporation is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement dated July 30, 2001.


                                      DASSAULT SYSTEMES OF AMERICA CORP.


                                      By:   /s/ Philippe Forestier
                                         --------------------------------
                                      Name:  Philippe Forestier
                                      Title: Chief Executive Officer


                                      DASSAULT SYSTEMES CORP.


                                      By:   /s/ Thibault de Tersant
                                         --------------------------------
                                      Name:  Thibault de Tersant
                                      Title: Secretary


                                      DASSAULT SYSTEMES S.A.


                                      By:   /s/ Thibault de Tersant
                                         --------------------------------
                                      Name:  Thibault de Tersant
                                      Title: Executive Vice President